Mail Stop 3561

November 22, 2006

Mr. Marc N. German
Chairman and Chief Executive
Spicy Pickle Franchising, Inc.
90 Madison Street, Suite 700
Denver, CO 80206

Re: **Spicy Pickle Franchising, Inc.**
       Registration Statement on Form SB-2
       File No. 333-138228
       Filed on October 26, 2006

Dear Mr. German,

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outside Facing Page

1. Please revise the cover of the registration statement to include the following language and check the box: "If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box."

General

2. Please update the financial statements, if necessary, as required by Item 310(g) of Regulation S-B.

3. An updated accountant's consent should be included with any amendment to the filing

4. At various places throughout, such as Use of Proceeds, you give as potential breakpoints to the offering 60%, 70% and 100%. Please revise to use the breakpoints 25%, 50%, 75%, and 100%.

Cover Page

5. We note the selling shareholders' shares will sell at $.50 per share until your shares are quoted "on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." Please revise footnote (2) to the fee table footnote to disclose this pricing feature.

6. Please provide the legend required by Item 501(a)(10) of Regulation S-B or advise.

7. Please provide us with a copy of any artwork you intend to use, if any. We may have comments after review.

Our Company, page 1

8. In one of the opening paragraphs, please provide your revenues and net losses for the most recent audited period and interim stub to provide a financial snapshot of your company.

9. Revise the first paragraph to delete the phrases "based on his success" and "which he sold to Mrs. Fields Cookies in l998."

10. You note in the Business section that you earn revenues from the sale of new franchises, the sale of support services to your franchisees and your royalty stream. Accordingly, please expand your disclosure in this section to clarify the company's business and how you make money. In addition, please make similar revisions to the "Overview" of Management's Discussion and Analysis.

11. Please revise the summary to state that if you are unable to raise $2.5 million, your working capital might not be sufficient to sustain operations beyond 2007 and that you are not currently able to secure debt financing on any terms.

12. We note your reference to "200,000 possible sandwich combinations" in the second-to-last paragraph of this section. Please revise to disclose the number of different toppings instead of the number of possible permutations. We believe that this disclosure is more easily understandable by investors.

13. We note that you describe your offerings as "healthful." Please revise or tell us how you are certain all your offerings are healthful. Are there any sausages? Do you use only low fat cheese?

14. Either delete the last sentence of the fourth paragraph or state it as a belief.

Risk Factors, page 3

15. Please delete the last sentence in the opening paragraph.

Note Regarding Forward-Looking Statements, page 12

16. Please revise the last sentence to delete the last eleven words.

Capitalization, page 14

17. Please revise your presentation of pro forma capitalization to include 25%, 50%, and 75%. Given that this is a best efforts offering, it is inappropriate to include such pro forma information given that none of the shares offered may be sold.

Selling Shareholders, page 17

18. Please briefly describe how the shares were acquired.

Directors, Executive Officers, Promoters, Control Persons, page 21

19. Please revise the second sentence under Mr. Geman's biography to delete the phrase "that he built from a handful to over 240 stores and sold to Mrs. Fields Cookies." We note that this offering is for Spicy Pickle, not Pretzelmaker.

20. Please confirm that Dr. Reed has been Chairman of Reed Group for the past five years.

Description of Business, page 26

21. Please revise to include a chart showing how same store sales are changing for the periods covered in MD&A.

22. We suggest listing the cities where your restaurants are located.

Our Competition, page 28

23. We note the last sentence of this section. Please revise the percentages for accuracy or revise to clarify that the disclosed percentages reflect the entire fast-casual segment of the restaurant market, not just Spicy Pickle's share.

Our Menu, page 28

24. We note that you have included marketing language throughout the registration statement. For instance, you refer to "high quality meats", "fine" breads, and "delicious" panini. We also note that you refer to the company on page 27 as a "premier purveyor of innovative, fast-casual food." Also, please revise under Description of Business on page 26 to replace "guests" with "customers" if you mean paying persons who use your restaurant. Please revise the registration statement to remove any such marketing language.

Management's Discussion and Analysis or Plan of Operation, page 29

25. Please revise to discuss the increase in inventories and any other significant changes in financial condition.

26. Please discuss the lack of profitability for your company owned store, with particular emphasis on the prospects for the future.

27. Please consider disclosing operating statistics that you believe may be useful to investors in understanding your business or in assessing your performance.

Overview, page 30

28. We note the third paragraph of this section. Please expand your discussion of your "current commitments." The meaning of this term is unclear.

Critical Accounting Policies, page 31

29. We note that your critical accounting policies disclosure is substantially similar to your accounting policy footnote 2. In accordance with the guidance in FR-72 (Release 33-8350), please revise your discussion in future filings to identify the

risks involved with critical accounting policies, analyzing to the extent possible factors such as:

- How the company arrived at the estimate;
- How accurate the estimate/assumption has been in the past;
- Whether the estimate/assumption is reasonably likely to change in the future; and
- Evaluate the sensitivity to change of critical accounting policies.

Results of Operation, page 33

30. Your discussion of the results of operations presents the percentage by which results for one period differ from those of the preceding period. Please revise to disclose the actual results for each period, as well.

31. Please describe the nature of your general and administrative costs, describe the extent to which such costs are fixed or variable, and describe any known trends that are reasonably expected to impact these costs in the future.

Year ended December 31, 2005 compared to the Year ended December 31, 2004, page 34

32. Please revise to reflect the increases in restaurant sales and franchise revenues separately. The current disclosure that "restaurant sales increased by approximately $646,000" is referring to the total increase in revenues.

Liquidity and Capital Expenses, page 34

33. Please describe in greater detail the effect on your growth and operations if you are unable to sell 100% of the shares offered under this registration statement. Specifically, to the extent that you have prioritized certain elements of your development, please so state.

Certain Relationships and Related Transactions, page 36

34. Please revise to disclose the interest rate on Mr. German's $35,000 loan.

35. We note that your chief financial officer received 100,000 shares as payment for services in 2006. Please clarify your disclosures to indicate whether the services were incurred as part of his normal executive officer duties, in which case compensation expense was recognized, or if other services were provided. Please tell us how you accounted for and valued this issuance.

Where You Can Find More Information, page 39

36. Please identify the periodic reports that you intend to file with the Commission and disclose that such reports may be acquired by investors free of charge at the SEC website. In addition, please tell us whether you intend to make you reports available free of charge on the internet. If you do not, please tell us why. Refer to Item 101 of Regulation S-B.

December 31, 2005 Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-6
Note 2. Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-7

37. Please revise to clarify when your royalty fees are earned. Address the guidance in SAB 104 in your revised disclosure and explain how you determine the amount of royalty fees to be received (i.e. how you franchisees communicate this information to you or if you must estimate until actual information is received).

38. We note that you have the right to offset $19,000 in advertising expense made in excess of collections from your franchisees. Please tell us your accounting for these expenses and explain your right of offset given that the expenses occurred in 2005 and additional collections will be in a subsequent period.

39. Please tell us your basis for including advertising fees in franchise revenues.

Other Income, page F-8

40. Given that other income is comprised of rebates received from suppliers to your franchisees, it appears as though such consideration received should be recognized in revenue to the extent the rebates relate to franchisee purchases and as a reduction of your cost of sales to the extent they relate to your purchases (for company owned stores). Please revise as appropriate. In addition, please disclose when rebates are earned.

Note 9. Business Segment Information, page F-12

41. Please clarify for us, and revise as necessary, to clarify how you determine the measure of "Total segment profit (loss)." Include in your response why depreciation, although broken out by segment and other expense, identified as related to franchise operations, are not included in this measure.

Undertakings, Part II

42. Please revise the undertakings consistent with updated Rule 512 of Regulation S-B.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Heather Tress at (202) 551-3624 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (310) 208-1182
        Ms. Lisa Klein, Esq.
        Richardson & Patel, LLP